

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 3, 2010

via U.S. mail and facsimile

Glenn A. Culpepper, Finance Director
CRH public limited company
Belgard Castle, Clondalkin
Dublin 22, Ireland

> **RE: CRH public limited company**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 1, 2010**
> **File No. 1-32846**

Dear Mr. Culpepper:

We have reviewed your response letter dated August 19, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5 – Operating and Financial Review and Prospects, page 26

1. We note your response to comment 1 in our letter dated July 22, 2010. Specifically, we note that you intend to revise the title of the non-GAAP measure, PBITDA, to PBITDA (as defined). There remains a concern that investors may not fully understand your intentions behind the inclusion of "(as defined)" after PBITDA without the entire definition of the measure also being included each time the title is presented. Specifically, an investor may assume that "(as defined)" means that the measure only includes those items specifically mentioned in the acronym. As such, we continue to request that you revise the title to more clearly alert investors to the elimination of an item (i.e., asset impairment charges) not specifically included in the acronym. An example would be Adjusted PBITDA. Please refer to Question 103.01

of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial
Measures for guidance. Further, we note your position that asset impairment charges
meet the definition of depreciation and amortisation. It is unclear to us how you
arrived at this conclusion. In this regard, IFRS defines depreciation and amortisation
as "[t]he systematic allocation of the depreciable amount of an asset over its useful
life." IFRS defines impairment loss as "[t]he amount by which the carrying amount
of an asset exceeds its recoverable amount."

Foreign currency translation, page F-11

2. We note your response to comment 5 in our letter dated July 22, 2010. Please clarify
for us that your property, plant and equipment is measured at historical cost in the
functional currency of the corresponding subsidiary. Otherwise, please provide us
with a more comprehensive explanation as to how you determined that paragraphs
23(b) and 30 of IAS 21 are not applicable.

1. Segment Information, page F-22

3. We note your response to comment 9 in our letter dated July 22, 2010. In future
filings, please disclose the reportable segment that includes revenues from your
construction contracts. Please refer to paragraph 22(b) of IFRS 8 for guidance. With
regards to profit information for your construction contracts, please note that to the
extent the profit/(loss) from your construction contracts is materially impacting your
consolidated operating results and/or your reportable segment operating results,
sufficient disclosure of the impact should be provided within MD&A. Please refer to
Item 5.A. of Form 20-F and Section 501.12 of the Financial Reporting Codification
for guidance.

14. Intangible Assets, page F-42

4. We note your response to comment 11 in our letter dated July 22, 2010, as it relates to
the Europe Distribution CGU, which is also a reportable segment. Given the
significant decline in the excess of value-in-use amount over the carrying amount as
of December 31, 2009 compared to December 31, 2008, we continue to request that
you provide investors with a better understanding as to the estimates and assumptions
you have made as it relates to the value-in-use amount for the Europe Distribution
CGU. Specifically, please ensure that your discussion of the estimates and
assumptions reflect the specific considerations made for this CGU. If your
assumptions and estimates are the same for all of your CGUS, please explain to
investors why that is the case. Please also disclose the value of the projected
PBITDA margins and net cash flows used in estimating the value-in-use amount for
each period presented. To the extent that there was a material change in any of these
estimates, please provide investors with an explanation as to why. Finally, please

provide a sensitivity analysis of the Europe Distribution CGU's key assumptions in accordance with paragraph 134(f)(iii) of IAS 36. Otherwise, please disclose to investors that it is not reasonably possible there would be a change in the key assumptions used to estimate the value-in-use of the Europe Distribution CGU such that the carrying amount would exceed the value-in-use amount. Please provide us with the disclosures you intend to include in future filings.

5. We note the additional disclosures you intend to include in future filings in response to comment 11 in our letter dated July 22, 2010, as it relates to the six CGUs identified for aggregate disclosures. Please further revise your disclosure to clarify whether or not the Europe Distribution CGU is one of these six CGUs. Please also disclose the values assigned to the projected PBITDA margins and net cash flows in accordance with paragraph 135(e)(ii) of IAS 36. Otherwise, please clarify for investors you do not believe it is reasonably possible for a change in the key assumptions for these six CGUs to result in the carrying amounts to exceed the value-in-use amount. Please provide us with the disclosures you intend to include in future filings.

6. We note that your Americas Materials reportable segment has experienced and is expected to continue to experience in the second half of fiscal year 2010 results that are lower than your previous estimates of its operating results. Please tell us why you did not provide the disclosures required by paragraph 135 of IAS 36 for all eight of the CGUs within the Americas Materials reportable segments. Please also tell us how many of the eight CGUs comprising the Americas Materials reportable segment are part of your six CGU disclosures provided in accordance with paragraph 135 of IAS 36. Please note that to the extent the operating results of the Americas Materials reportable segment leads to uncertainty about the potential for asset write-offs, you should provide investors with a discussion and analysis of this uncertainty within MD&A. Please refer to Item 5 of Form 20-F and Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification for guidance.

17. Inventories, page F-46

7. We note your response to comment 13 in our letter dated July 22, 2010. It is unclear how the disclosures you have referenced in your footnotes provide the information required by paragraph 36(d) of IAS 2. In this regard, the referenced disclosures regarding the nature of costs within cost of sales amount to Euro 2.4 million versus total cost of sales of Euro 12.5 million for fiscal year 2009. As such, we continue to request that you provide the disclosures required by paragraph 36(d) of IAS 2 in a concise format for investors to easily identify the components of cost of sales for each period presented. Please also refer to paragraphs 102 and 105 of IAS 1 for additional guidance on the nature of your costs disclosures.

26. Provisions for Liabilities, page F-64

8. We note your response to comment 15 in our letter dated July 22, 2010. It is unclear
to us how the general provisions accounting policy disclosure that you have provided
on page F-19 adequately explains how you have applied the general recognition
criteria to your restructuring charges. Given the materiality of these charges during
fiscal year 2009 and during the six months ended June 30, 2010, inventors should be
provided with a more comprehensive accounting policy for these specific provisions.
Please refer to paragraphs 70-83 of IAS 37 for guidance. Further, while we
understand each of the individual restructuring plans were immaterial, the aggregate
of these plans were material to your consolidated financial statements. As such,
investors should be provided with an understanding as to what the nature of these
plans were and the material components of these charges either in your footnote
disclosure or within your discussion of your results of operations for fiscal year 2009
in MD&A. Please provide us with the disclosures you intend to include in future
filings.

        You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her
absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have
questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief